  As filed with the Securities and Exchange Commission on August 19, 1999

                                                Registration Nos. 333-80731

                                                                  333-80733

                                                                  333-74121

                                                                  333-77683
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact Name of Trust:
                          TAX EXEMPT SECURITIES TRUST

                            National Trust 236

                           California Trust 170

                             Florida Trust 87

                           New Jersey Trust 139

B. Name of depositor:
                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Name and complete address of agent for service:

                               LAURIE A. HESSLEIN
                           Salomon Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022

E. Title and amount of Securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                   Indefinite

G. Amount of filing fee:
                            No filing fee required.

H. Approximate date of proposed sale to public:
 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            TAX EXEMPT SECURITIES TRUST
  --------------------------------------------------------------------

                                                National Trust 236


                                              California Trust 170

                                                  Florida Trust 87

                                              New Jersey Trust 139

                             Unit Investment Trusts

       SALOMON SMITH BARNEY The Tax Exempt Securities Trust is sponsored by --------------------------- Salomon Smith Barney Inc. and consists of four
A member of citigroup[LOGO]  separate unit investment trusts: National Trust
                             236, California Trust 170, Florida Trust 87 and New Jersey Trust 139. Each trust contains a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from Federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 19, 1999

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF AUGUST 18, 1999
Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in each of the trusts are rated A or better by Standard & Poor's, Moody's or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest on all of the bonds in each of the trusts is generally exempt from regular Federal income taxes. Interest on all of the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named. Each of the bonds in the trusts received an opinion from bond counsel rendered on the date of issuance confirming its tax exempt status.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

  . Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings.

  . The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

  . The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

  . Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per Unit as of August 18, 1999 would have been $987.92 for the National Trust, $996.17 for the California Trust, $983.43 for the Florida Trust and $991.99 for the New Jersey Trust. During the initial public offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

  . adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 236
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                                Public   Amounts
                                                               Offering    per
                                                                Price     Unit
                                                              ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price)............................................     4.70%   $46.31
Maximum Sales Charge Imposed on Reinvested Dividends........        0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs...     .254%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee...............................................     .135%   $ 1.27
Other Operating Expenses....................................     .032%   $  .30
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees........................................     .027%   $  .25
                                                                 ----    ------
Total.......................................................     .194%   $ 1.82
                                                                 ====    ======

                                                           Cumulative Expenses
                                                             Paid for Period
                                                          ----------------------
                                                           1     3     5    10
                                                          Year Years Years Years
                                                          ---- ----- ----- -----
An investor would pay the following expenses and charges
on a $10,000 investment, assuming the Trust's estimated
operating expense ratio of 0.194% and a 5% annual return
on the investment throughout the periods................  $489 $530  $574  $706

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR CALIFORNIA TRUST 170
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                                Public   Amounts
                                                               Offering    per
                                                                Price     Unit
                                                              ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price)............................................     4.70%   $46.70
Maximum Sales Charge Imposed on Reinvested Dividends........        0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs...     .252%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee...............................................     .132%    $1.25
Other Operating Expenses....................................     .032%   $  .30
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees........................................     .026%   $  .25
                                                                 ----    ------
  Total.....................................................     .190%    $1.80
                                                                 ====    ======

Example

                                                    Cumulative Expenses
                                                        and Charges
                                                      Paid for Period
                                                   ----------------------
                                                    1     3     5    10
                                                   Year Years Years Years
                                                   ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of
0.190% and a 5% annual return on the investment
throughout the periods............................ $489 $528  $572  $701

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR FLORIDA TRUST 87
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                                Price    Unit
                                                              --------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price).............................................   4.70%   $46.10
Maximum Sales Charge Imposed on Reinvested Dividends.........      0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs....   .255%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee................................................    .134%    $1.25
Other Operating Expenses.....................................    .041%    $ .38
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.........................................    .027%    $ .25
                                                                 ----     -----
  Total......................................................    .202%    $1.88
                                                                 ====     =====

Example

                                                           Cumulative Expenses
                                                               and Charges
                                                             Paid for Period
                                                          ----------------------
                                                           1     3     5    10
                                                          Year Years Years Years
                                                          ---- ----- ----- -----
An investor would pay the following expenses and charges
on a $10,000 investment, assuming the Trust's estimated
operating expense ratio of 0.202% and a 5% annual return
on the investment throughout the periods................  $490 $532  $578  $716

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW JERSEY TRUST 139
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                                Price    Unit
                                                              --------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price).............................................   4.70%   $46.51
Maximum Sales Charge Imposed on Reinvested Dividends.........      0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs....   .253%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee................................................    .133%    $1.25
Other Operating Expenses.....................................    .035%    $ .33
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.........................................    .026%    $ .25
                                                                 ----     -----
  Total......................................................    .194%    $1.83
                                                                 ====     =====

Example

                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of 0.194%
and a 5% annual return on the investment throughout
the periods.........................................  $489 $530  $574  $706

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 18, 1999+
Sponsor

Salomon Smith Barney Inc.

Trustee

The Chase Manhattan Bank

Evaluator

Kenny S & P Evaluation Services, a business unit of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

August 18, 1999

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing September 1, 1999

Distribution Dates

The fifteenth day of each month,** commencing September 15, 1999

Evaluation Time

As of 1:00 P.M. on the Date of Deposit. Thereafter, as of 4:00 P.M. New York
Time.

Evaluator's Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor's Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.
------------
+ The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
* The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

** The first monthly income distribution of $1.90 for the National Trust, $1.85 for the California Trust, $1.84 for the Florida Trust and $1.84 for the New Jersey Trust, will be made on September 15, 1999.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 18, 1999

                                        National Trust 236 California Trust 170
                                        ------------------ --------------------
Principal Amount of Bonds in Trust....      $7,000,000          $4,000,000
Number of Units.......................           7,000               4,000
Principal Amount of Bonds in Trust per
 Unit.................................      $    1,000          $    1,000
Fractional Undivided Interest in Trust
 per Unit.............................         1/7,000             1/4,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if
  Principal Amount is less than.......      $3,500,000          $2,000,000
Calculation of Public Offering Price
 per Unit*:
 Aggregate Offering Price of Bonds in
  Trust...............................      $6,573,799          $3,787,868
                                            ==========          ==========
 Divided by Number of Units...........      $   939.11          $   946.97
 Plus: Sales Charge (4.70% of the
  Public Offering Price)..............      $    46.31          $    46.70
                                            ----------          ----------
 Public Offering Price per Unit.......      $   985.42          $   993.67
 Plus: Estimated Organization
  Expenses............................      $     2.50          $     2.50
 Plus Accrued Interest*...............      $      .87          $      .85
                                            ----------          ----------
 Total................................      $   988.79          $   997.02
                                            ==========          ==========
Sponsor's Initial Repurchase Price per
 Unit (per Unit Offering Price of
 Bonds)**.............................      $   939.11          $   946.97
Approximate Redemption Price per Unit
 (per Unit Bid Price of Bonds)**......      $   935.11          $   942.97
                                            ----------          ----------
Difference Between per Unit Offering
 and Bid Prices of Bonds..............      $     4.00          $     4.00
                                            ==========          ==========
Calculation of Estimated Net Annual
 Income per Unit:
 Estimated Annual Income per Unit.....      $    54.62          $    53.28
 Less: Estimated Trustee's Annual
  Fee***..............................      $     1.27          $     1.25
 Less: Other Estimated Annual
  Expenses............................      $      .55          $      .55
                                            ----------          ----------
 Estimated Net Annual Income per Unit.      $    52.80          $    51.48
                                            ==========          ==========
Calculation of Monthly Income
 Distribution per Unit:
 Estimated Net Annual Income per Unit.      $    52.80          $    51.48
 Divided by 12........................      $     4.40          $     4.29
Accrued interest from the day after
 the Date of Deposit to the first
 record date**........................      $     1.90          $     1.85
First distribution per unit...........      $     1.90          $     1.85
Daily Rate (360-day basis) of Income
 Accrual per Unit.....................      $    .1466          $    .1430
Estimated Current Return based on
 Public Offering Price****............            5.34%               5.17%
Estimated Long-Term Return****........            5.44%               5.24%

------------
* Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
*** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 18, 1999

                                          Florida Trust 87 New Jersey Trust 139
                                          ---------------- --------------------
Principal Amount of Bonds in Trust......     $2,000,000         $2,000,000
Number of Units.........................          2,000              2,000
Principal Amount of Bonds in Trust per
 Unit...................................     $    1,000         $    1,000
Fractional Undivided Interest in Trust
 per Unit...............................        1/2,000            1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if
  Principal Amount is less than.........     $1,000,000         $1,000,000
Calculation of Public Offering Price per
 Unit*:
 Aggregate Offering Price of Bonds in
  Trust.................................     $1,869,651         $1,885,959
                                             ==========         ==========
 Divided by Number of Units.............     $   934.83         $   942.98
 Plus: Sales Charge (4.70% of the Public
  Offering Price).......................     $    46.10         $    46.51
                                             ----------         ----------
 Public Offering Price per Unit.........     $   980.93         $   989.49
 Plus: Estimated Organization Expenses..     $     2.50         $     2.50
 Plus Accrued Interest*.................     $      .85         $      .84
                                             ----------         ----------
 Total..................................     $   984.28         $   992.83
                                             ==========         ==========
Sponsor's Initial Repurchase Price per
 Unit (per Unit Offering Price of
 Bonds)**...............................     $   934.83         $   942.98
Approximate Redemption Price per Unit
 (per Unit Bid Price of Bonds)**........     $   930.83         $   938.98
                                             ----------         ----------
Difference Between per Unit Offering and
 Bid Prices of Bonds....................     $     4.00         $     4.00
                                             ==========         ==========
Calculation of Estimated Net Annual
 Income per Unit:
 Estimated Annual Income per Unit.......     $    53.00         $    52.83
 Less: Estimated Trustee's Annual
  Fee***................................     $     1.25         $     1.25
 Less: Other Estimated Annual Expenses..     $      .63         $      .58
                                             ----------         ----------
 Estimated Net Annual Income per Unit...     $    51.12         $    51.00
                                             ==========         ==========
Calculation of Monthly Income
 Distribution per Unit:
 Estimated Net Annual Income per Unit...     $    51.12         $    51.00
 Divided by 12..........................     $     4.26         $     4.25
Accrued interest from the day after the
 Date of Deposit to the first record
 date**.................................     $     1.84         $     1.84
First distribution per unit.............     $     1.84         $     1.84
Daily Rate (360-day basis) of Income
 Accrual per Unit.......................     $    .1420         $    .1416
Estimated Current Return based on Public
 Offering Price****.....................           5.20%              5.14%
Estimated Long-Term Return****..........           5.30%              5.22%

------------
* Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
*** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF AUGUST 18, 1999

                                                         National    California
                                                        Trust 236    Trust 170
                                                       ------------ ------------
Number of municipal bonds (from 12 states for the
 National Trust; and from California for the
 California Trust....................................        19           14
Number of bonds issued with "original issue
 discount"...........................................        15           11
Average life to maturity of the bonds in the Trust
 (in years)..........................................      30.1         29.4
                                                       Percentages+ Percentages+
                                                       ------------ ------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization).............       7.4%        10.3%
General obligation bonds backed by the taxing power
 of state issuer.....................................       0.0%         8.5%
General obligation bonds backed by the taxing power
 of Puerto Rico issuer...............................       0.0%         0.0%
Bonds not supported by the issuer's power to levy
 tax.................................................     100.0%        91.5%
The bonds derived their income from the following
 primary sources:
 . educational facilities.............................      21.2%         9.6%
 . hospital and health care facilities................      43.3%*       23.8%
 . housing facilities.................................      16.2%         6.7%
 . lease rental payments..............................       2.2%         8.9%
 . power facilities...................................       1.9%        20.3%
 . recreational facilities............................       6.2%        13.1%
 . sales tax revenue..................................       7.2%         0.0%
 . transportation facilities..........................       1.8%         5.5%
 . water and sewer facilities.........................       0.0%         3.6%
The bonds in the trust are rated as follows:
 . Standard & Poor's
  AAA................................................       9.0%        34.4%
  AA.................................................      16.4%         8.6%
  A..................................................      47.5%        37.6%
                                                          -----         ----
    Total............................................      72.9%        80.6%
                                                          =====         ====
 . Moody's
  Aaa................................................       3.6%         0.0%
  Aa.................................................       3.5%         9.6%
  A..................................................      20.0%         9.8%
                                                          -----         ----
    Total............................................      27.1%        19.4%
                                                          =====         ====
The following insurance companies have insured the
 bonds in the trust as to timely payment of principal
 and interest:
 . ACA................................................      28.5%        13.1%
 . AMBAC..............................................       0.0%         8.4%
 . Asset Guaranty.....................................       7.0%         0.0%
 . FGIC...............................................       9.0%         3.6%
 . MBIA...............................................       3.6%        15.8%
                                                          -----         ----
    Total............................................      48.1%        40.9%
                                                          =====         ====

------------
+ Percentages based on the aggregate offering price of the bonds in the trust.
* The trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF AUGUST 18, 1999

                                                       Florida     New Jersey
                                                       Trust 87    Trust 139
                                                       --------    ----------
Number of municipal bonds (from Florida for the
 Florida Trust; and from
 New Jersey and the Commonwealth of Puerto Rico for
 the New Jersey Trust)..............................        7            7
Number of bonds issued with "original issue
 discount"..........................................        6            6
Average life to maturity of the bonds in the Trust
 (in years).........................................     30.0         27.8
                                                     Percentages+ Percentages+
                                                     ------------ ------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization)............     18.7%         0.0%
General obligation bonds backed by the taxing power
 of Puerto Rico issuer..............................      0.0%        15.4%
Bonds not supported by the issuer's power to levy
 tax................................................    100.0%        84.6%
The bonds derived their income from the following
 primary sources:
 .  hospital and health care facilities..............     51.8%*       41.2%*
 .  housing facilities...............................     12.6%         0.0%
 .  pollution control................................      0.0%        16.1%
 .  power facilities.................................     11.3%         0.0%
 .  sales tax revenue................................     11.6%         0.0%
 .  transportation facilities........................      0.0%        27.3%*
 .  water and sewer facilities.......................     12.7%         0.0%
The bonds in the trust are rated as follows:
 .  Standard & Poor's
  AAA...............................................     24.3%        41.9%
  AA................................................     31.1%        15.2%
  A.................................................     25.9%        42.9%
                                                        -----        -----
    Total...........................................     81.3%       100.0%
                                                        =====        =====
 .  Moody's
  A.................................................     18.7%         0.0%
The following insurance companies have insured the
 bonds in the trust as to timely payment of
 principal and interest:
 .  ACA..............................................      0.0%        27.6%
 .  AMBAC............................................      0.0%        12.1%
 .  MBIA.............................................     24.3%        29.8%
                                                        -----        -----
    Total...........................................     24.3%        69.5%
                                                        =====        =====

------------
+ Percentages based on the aggregate offering price of the bonds in the trust.
* The trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                       Units
                                    --------------------------------------------
                                    National  California Florida  New Jersey
                                    Trust 236 Trust 170  Trust 87 Trust 139
                                    --------- ---------- -------- ----------
Salomon Smith Barney Inc. .........   6,650     2,900     1,900     1,750
388 Greenwich Street
New York, New York 10013
Southwest Securities...............     --      1,000       --        --
45 Broadway
New York, New York 10006
Gruntal & Co. Incorporated.........     100       100       100       250
14 Wall Street
New York, New York 10005
William R. Hough...................     250       --        --        --
100 Second Avenue
Suite 800
St. Petersburg, Florida 33701
                                      -----     -----     -----     -----
Total..............................   7,000     4,000     2,000     2,000
                                      =====     =====     =====     =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of

 Tax Exempt Securities Trust, National Trust 236, California Trust 170, Florida Trust 87 and New Jersey Trust 139:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 236, California Trust 170, Florida Trust 87 and New Jersey Trust 139 as of August 18, 1999. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on August 18, 1999, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 236, California Trust 170, Florida Trust 87 and New Jersey Trust 139 as of August 18, 1999, in conformity with generally accepted accounting principles.


                                                    /s/ KPMG LLP

New York, New York

August 18, 1999

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                  AS OF DATE OF DEPOSIT, AUGUST 18, 1999

                                                             TRUST PROPERTY
                                                          ---------------------
                                                           National  California
                                                          Trust 236  Trust 170
                                                          ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1).................................. $6,573,799 $3,787,868
Accrued interest through the Date of Deposit on
 underlying bonds (1)(2).................................     70,776     44,009
Cash (3).................................................     17,500     10,000
                                                          ---------- ----------
    Total................................................ $6,662,075 $3,841,877
                                                          ========== ==========

                                                             LIABILITIES AND
                                                               INTEREST OF
                                                              UNIT HOLDERS
                                                          ---------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)............................... $   70,776 $   44,009
  Reimbursement to Sponsor for Organization Costs (3)....     17,500     10,000
                                                          ---------- ----------
                                                              88,276     54,009
                                                          ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest outstanding
   (National Trust 236: 7,000; California Trust 170:
   4,000) Cost to investors (4)..........................  6,915,440  3,984,680
   Less--Gross underwriting commission (5)...............    324,141    186,812
   Less--Organization Costs (3)..........................     17,500     10,000
                                                          ---------- ----------
   Net amount applicable to investors....................  6,573,799  3,787,868
                                                          ---------- ----------
    Total................................................ $6,662,075 $3,841,877
                                                          ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on August 18, 1999, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $15,000,000 which was deposited with the Trustee for the purchase of $15,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $14,117,277 plus $150,047 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for the National Trust and $2.50 per Unit for the California Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 7,000 Units of the National Trust and 4,000 Units of the California Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 7,000 Units of the National Trust and 4,000 Units of the California Trust on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                  AS OF DATE OF DEPOSIT, AUGUST 18, 1999

                                                           TRUST PROPERTY
                                                      -------------------------
                                                       Florida   New Jersey
                                                       Trust 87  Trust 139
                                                      ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1).............................. $1,869,651 $1,885,959
Accrued interest through the Date of Deposit on
 underlying
 bonds (1)(2)........................................     18,236     17,026
Cash (3).............................................      5,000      5,000
                                                      ---------- ----------
    Total............................................ $1,892,887 $1,907,985
                                                      ========== ==========

                                                      LIABILITIES AND INTEREST
                                                                 OF
                                                            UNIT HOLDERS
                                                      -------------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)........................... $   18,236 $   17,026
  Reimbursement to Sponsor for Organization Costs
   (3)...............................................      5,000      5,000
                                                      ---------- ----------
                                                          23,236     22,026
                                                      ========== ==========
Interest of Unit Holders:
  Units of fractional undivided interest outstanding
   (Florida Trust 87: 2,000; New Jersey Trust 139:
   2,000) Cost to investors (4)......................  1,966,860  1,983,980
   Less--Gross underwriting commission (5)...........     92,209     93,021
   Less--Organization Costs (3)......................      5,000      5,000
                                                      ---------- ----------
   Net amount applicable to investors................  1,869,651  1,885,959
                                                      ---------- ----------
    Total............................................ $1,892,887 $1,907,985
                                                      ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on August 18, 1999, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $15,000,000 which was deposited with the Trustee for the purchase of $15,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $14,117,277 plus $150,047 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for the Florida Trust and $2.50 per Unit for the New Jersey Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 2,000 Units of the Florida Trust and 2,000 Units of the New Jersey Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 2,000 Units of the Florida Trust and 2,000 Units of the New Jersey Trust on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 236--PORTFOLIO OF SECURITIES

                           AS OF AUGUST 18, 1999

                                                                               Cost of   Yield on  Annual
                                                               Redemption     Securities Date of  Interest
     Aggregate Securities Represented by Purchase   Ratings    Provisions      to Trust  Deposit   Income
     Principal              Contracts                 (1)          (2)          (3)(4)     (4)    to Trust
     --------- ----------------------------------   ------- ----------------- ---------- -------- --------
  1. $ 410,000      California                         A      12/1/09 @ 101    $407,253   5.800%  $23,575
                    Infrasturcture &                        SF 12/1/20 @ 100
                    Economic Development
                    Bank Revenue Bonds,
                    American Center for Wine
                    Food Arts, ACA Insured,
                    5.75% Due 12/1/2024

  2.   250,000      Kaweah Delta,                    Aaa*     6/1/09 @ 101      237,367    5.600   13,125
                    California, Health Care                  SF 6/1/25 @ 100
                    District Revenue Bonds,
                    MBIA Insured, 5.25% Due
                    6/1/2029

  3.   150,000      San Bernardino,                    A      12/1/05 @ 102     147,219    5.650    8,250
                    California, Joint Powers                SF 12/1/15 @ 100
                    Financing Authority,
                    Lease Revenue Bonds,
                    State of California
                    Department of
                    Transportation Lease,
                    5.50% Due 12/1/2020

  4.   130,000      Airport Commission City           AAA     5/1/09 @ 101      120,091    5.650    6,662
                    and County of San                        SF 5/1/25 @ 100
                    Francisco, California,
                    San Francisco
                    International Airport,
                    Second Series Revenue
                    Bonds, FGIC Insured,
                    5.125% Due 5/1/2030

  5.   380,000      Marion County, Florida,           A2*     10/1/09 @ 101     358,678    5.900   20,900
                    Hospital District,                      SF 10/1/25 @ 100
                    Health System Refunding
                    and Improvement Revenue
                    Bonds, Munroe Regional
                    Health System, 5.50% Due
                    10/1/2029

  6.   145,000      Palm Beach County,                A-     11/15/08 @ 101     129,221    5.900    7,431
                    Florida, Health                         SF 11/15/28 @ 100
                    Facilities Authority,
                    Retirement Community
                    Revenue Bonds, Acts
                    Retirement Life
                    Communities, Inc.
                    Obligated Group, 5.125%
                    Due 11/15/2029


                                                                              Cost of   Yield on  Annual
                                                               Redemption    Securities Date of  Interest
     Aggregate Securities Represented by Purchase   Ratings    Provisions     to Trust  Deposit   Income
     Principal              Contracts                 (1)         (2)          (3)(4)     (4)    to Trust
     --------- ----------------------------------   ------- ---------------- ---------- -------- --------
  7. $500,000       City of Chicago,                  AAA     1/1/08 @ 102    $474,265   5.750%  $26,875
                    Illinois, Sales Tax                     SF 1/1/18 @ 100
                    Revenue Bonds, FGIC
                    Insured, 5.375% Due
                    1/1/2027

  8.  460,000       Massachusetts Health and           A     11/15/08 @ 101    421,719   5.900    24,380
                    Educational Facilities                  SF 11/15/19 @ 00
                    Authority Revenue Bonds,
                    Vinfen Corporation
                    Issue, ACA Insured,
                    5.30% Due 11/15/2028

  9.  500,000       Massachusetts                     A3*    5/15/29 @ 105     463,455   5.850    26,875
                    Development Finance                     SF 5/15/35 @ 100
                    Agency Revenue Bonds,
                    Boston University Issue,
                    5.375% Due 5/15/2039

 10.  510,000       Housing and                       A3*    10/1/09 @ 100     493,124   5.750    28,050
                    Redevelopment Authority
                    of the City of Saint
                    Paul, Minnesota,
                    Commercial Development
                    Revenue Bonds, Saint
                    Paul Academy and Summit
                    School Project, 5.50%
                    Due 10/1/2024

 11.  125,000       North Carolina Eastern             A      1/1/09 @ 102     123,320   5.850     7,188
                    Municipal Power Agency,                 SF 1/1/23 @ 100
                    Power System Revenue
                    Refunding Bonds, ACA
                    Insured, 5.75% Due
                    1/1/2026

 12.  250,000       Ohio Capital Corporation         Aa2*     8/1/03 @ 100     227,063   5.800    12,750
                    for Housing Mortgage                    SF 2/1/15 @ 100
                    Revenue Refunding Bonds,
                    FHA Insured Mortgage
                    Loan, Summit Gardens
                    Apartments Section 8
                    Assisted Project, 5.10%
                    Due 8/1/2024

 13.  500,000       Rhode Island Health and           AA      7/1/09 @ 101     461,350   5.850    26,500
                    Educational Building                    SF 7/1/20 @ 100
                    Corporation, Hospital
                    Financing Revenue Bonds,
                    Newport Hospital Issue,
                    Asset Guaranty Insured,
                    5.30% Due 7/1/2029


                                                                               Cost of   Yield on  Annual
                                                                Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings    Provisions     to Trust  Deposit   Income
     Principal               Contracts                 (1)         (2)          (3)(4)     (4)    to Trust
     ---------- ----------------------------------   ------- ---------------- ---------- -------- --------
 14. $  200,000      The Health and                    AA+     5/1/09 @ 101   $  180,070  5.850%  $ 10,250
                     Educational Facilities                  SF 11/1/20 @ 100
                     Board of The
                     Metropolitan Government
                     of Nashville and
                     Davidson County,
                     Tennessee, Hospital
                     Revenue Bonds, Charity
                     Obligated Group, 5.125%
                     Due 11/1/2027

 15.    600,000      Vermont Economic                   A      3/1/10 @ 101      599,400  6.307     37,800
                     Development Authority,                  SF 9/1/22 @ 100
                     Mortgage Revenue Bonds,
                     Wake Robin Corporation
                     Project, ACA Insured,
                     6.30% Due 3/1/2033

 16.    500,000      Vermont Educational and           AA     11/1/09 @ 101      438,320  5.800     25,000
                     Health Buildings
                     Financing Agency Revenue
                     Bonds, Middlebury
                     College Project, 5.00%
                     Due 11/1/2038

 17.    340,000      Washington State Housing           A      1/1/09 @ 102      318,740  5.900     18,530
                     Finance Commission,                     SF 7/1/19 @ 100
                     Nonprofit Housing
                     Revenue and Refunding
                     Revenue Bonds,
                     Presbyterian Ministries,
                     Incorporated Projects,
                     5.45% Due 1/1/2029

 18.    550,000      Vancouver, Washington,             A      3/1/08 @ 100      519,789  5.900     30,250
                     Housing Authority                       SF 9/1/18 @ 100
                     Revenue Refunding Bonds,
                     Pooled Housing, 5.50%
                     Due 3/1/2028

 19.    500,000      Wisconsin Health and              A-     2/15/09 @ 101      453,355  6.300     28,000
                     Educational Facilities                  SF 2/15/21 @ 100
                     Authority Revenue Bonds,
                     Aurora Health Care,
                     Inc., 5.60% Due
                     2/15/2029
     ----------                                                               ----------          --------
     $7,000,000                                                               $6,573,799          $382,391
     ==========                                                               ==========          ========

                          TAX EXEMPT SECURITIES TRUST

               CALIFORNIA TRUST 170--PORTFOLIO OF SECURITIES

                           AS OF AUGUST 18, 1999

                                                                    Cost of   Yield on  Annual
                                                     Redemption    Securities Date of  Interest
     Aggregate  Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal   by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ---------------- ---------- -------- --------
  1. $355,000  State of California,         AA-    10/1/08 @ 101    $324,988   5.600%  $17,750
               Various Purpose General            SF 10/1/24 @ 100
               Obligation Bonds, 5.00%
               Due 10/1/2027

  2.  400,000  California Educational      Aa1*    11/1/09 @ 101     362,500   5.650    20,000
               Facilities Authority               SF 11/1/18 @ 100
               Revenue Bonds, Claremont
               McKenna College, 5.00%
               Due 11/1/2029

  3.  250,000  California                    A     12/1/09 @ 101     248,325   5.800    14,375
               Infrastructure &                   SF 12/1/20 @ 100
               Economic Development
               Bank Revenue Bonds,
               American Center for Wine
               Food Arts, ACA Insured,
               5.75% Due 12/1/2024

  4.  250,000  California                    A     12/1/09 @ 101     248,210   5.850    14,500
               Infrastructure &                   SF 12/1/25 @ 100
               Economic Development
               Bank Revenue Bonds,
               American Center for Wine
               Food Arts, ACA Insured,
               5.80% Due 12/1/2029

  5.  350,000  California Statewide         A+     8/15/09 @ 101     322,781   5.800    18,375
               Communities Development            SF 8/15/20 @ 100
               Authority, Certificates
               of Participation,
               Childrens Hospital Los
               Angeles, 5.25% Due
               8/15/2029

  6.  200,000  The Regents of the           AAA     7/1/06 @ 101     206,928   5.500    12,000
               University of California           SF 7/1/25 @ 100
               Hospital Revenue Bonds,
               UCLA Medical Center,
               AMBAC Insured, 6.00% Due
               7/1/2026


                                                                    Cost of   Yield on  Annual
                                                     Redemption    Securities Date of  Interest
     Aggregate  Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal   by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ---------------- ---------- -------- --------
  7. $250,000  City of Camarillo,           AAA    5/20/08 @ 102    $252,500   5.524%  $14,125
               California, Housing                SF 5/20/01 @ 100
               Revenue Bonds, GNMA
               Collateralized--Heritage
               House Project, 5.65% Due
               5/20/2033

  8.  400,000  City of Lodi,                AAA    1/15/09 @ 101     391,100   5.650    22,000
               California, Electric               SF 1/15/28 @ 100
               System Revenue
               Certificates of
               Participation, MBIA
               Insured, 5.50% Due
               1/15/2032

  9.  110,000  Oakland, California,         AAA     8/1/06 @ 102     111,920   5.500     6,325
               Joint Powers Financing             SF 8/1/17 @ 100
               Authority, Lease Revenue
               Bonds, Oakland
               Administration Building,
               AMBAC Insured, 5.75% Due
               8/1/2021

 10.  400,000  Sacramento, California,       A      7/1/04 @ 101     377,320   5.650    21,000
               Municipal Utility                  SF 7/1/20 @ 100
               District, Electric
               Revenue Refunding Bonds,
               5.25% Due 7/1/2028

 11.  150,000  Public Facilities            AAA    5/15/09 @ 101     135,027   5.700     7,500
               Financing Authority of             SF 5/15/20 @ 100
               The City of San Diego,
               California, Sewer
               Revenue Bonds, FGIC
               Insured, 5.00% Due
               5/15/2029

 12.  250,000  Airport Commission, City     AAA     1/1/08 @ 102     206,310   5.750    11,250
               and County of San                  SF 1/1/10 @ 100
               Francisco, California,
               San Francisco
               International Airport,
               Second Series Revenue
               Bonds, MBIA Insured,
               4.50% Due 5/1/2028


                                                                    Cost of   Yield on  Annual
                                                     Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings   Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)         (3)(4)     (4)    to Trust
     ---------- ------------------------   ------- --------------- ---------- -------- --------
 13  $  235,000 City of San Mateo             A     8/1/07 @ 102   $  228,375  5.697%  $ 12,925
                County, California,                SF 8/1/24 @ 100
                Joint Powers Financing
                Authority, Lease Revenue
                Bonds, 5.50% Due
                8/1/2029

 14.    400,000 Washington Township,         A2*    7/1/09 @ 101      371,584  5.750     21,000
                California, Health Care            SF 7/1/24 @ 100
                District Revenue Bonds,
                5.25% Due 7/1/2029
     ----------                                                    ----------          --------
     $4,000,000                                                    $3,787,868          $213,125
     ==========                                                    ==========          ========

                          TAX EXEMPT SECURITIES TRUST

                 FLORIDA TRUST 87--PORTFOLIO OF SECURITIES

                           AS OF AUGUST 18, 1999

                                                                     Cost of   Yield on  Annual
                                                      Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ---------------- ---------- -------- --------
 1.  $  250,000 Florida Housing Finance      A+     12/1/08 @ 102   $  235,815  5.700%  $ 13,250
                Corporation, Housing               SF 6/1/19 @ 100
                Revenue Refunding Bonds,
                Hunters Ridge at
                Deerwood, 5.30% Due
                12/1/2028
 2.     395,000 Jacksonville, Florida,       AA+    8/15/09 @ 101      371,261  5.800     21,231
                Health Facilities                  SF 8/15/24 @ 100
                Authority, Hospital
                Revenue Bonds, Charity
                Obligated Group, 5.375%
                Due 8/15/2029
 3.     235,000 Jacksonville, Florida,       AA     10/1/07 @ 101      210,891  5.800     11,985
                Electric Authority,                SF 10/1/26 @ 100
                Electric System Revenue
                Bonds, 5.10% Due
                10/1/2032
 4.     370,000 Marion County, Florida,      A2*    10/1/09 @ 101      349,239  5.900     20,350
                Hospital District,                 SF 10/1/25 @ 100
                Health System Refunding
                and Improvement Revenue
                Bonds, Munroe Regional
                Health System, 5.50% Due
                10/1/2029
 5.     250,000 Seminole County,             AAA    10/1/08 @ 101      216,190  5.600     11,562
                Florida, Sale Tax                  SF 10/1/23 @ 100
                Revenue Refunding Bonds,
                MBIA Insured, 4.625% Due
                10/1/2026
 6.     250,000 South Lake County,           A-     10/1/09 @ 101      248,125  5.850     14,500
                Florida, Hospital                  SF 10/1/24 @ 100
                District Revenue Bonds,
                South Lake Hospital
                Inc., 5.80% Due
                10/1/2034
 7.     250,000 St. Lucie West Services      AAA     5/1/09 @ 102      238,130  5.600     13,125
                District, Florida, Water           SF 5/1/12 @ 100
                Management Benefit,
                Special Assessment
                Refunding Bonds, MBIA
                Insured, 5.25% Due
                5/1/2025
     ----------                                                     ----------          --------
     $2,000,000                                                     $1,869,651          $106,003
     ==========                                                     ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

               NEW JERSEY TRUST 139--PORTFOLIO OF SECURITIES

                           AS OF AUGUST 18, 1999

                                                                              Cost of   Yield on  Annual
                                                               Redemption    Securities Date of  Interest
     Aggregate Securities Represented by Purchase   Ratings    Provisions     to Trust  Deposit   Income
     Principal              Contracts                 (1)         (2)          (3)(4)     (4)    to Trust
     --------- ----------------------------------   ------- ---------------- ---------- -------- --------
  1. $250,000       New Jersey Economic                A      7/1/08 @ 102    $241,225   5.808%  $13,750
                    Development Authority,                  SF 7/1/09 @ 100
                    First Mortgage Revenue
                    Bonds, Cadbury
                    Corporation Project, ACA
                    Insured, 5.50% Due
                    7/1/2018

  2.  300,000       New Jersey Health Care             A      7/1/09 @ 101     278,967    5.750   15,750
                    Facilities Financing                    SF 7/1/20 @ 100
                    Authority Revenue Bonds,
                    Palisades Medical Center
                    of New York Presbyterian
                    Healthcare System,
                    Obligated Group Issue,
                    ACA Insured, 5.25% Due
                    7/1/2028

  3.  300,000       New Jersey Health Care            AAA     1/1/09 @ 101     259,161    5.718   14,250
                    Facilities Financing                    SF 1/1/25 @ 100
                    Authority Revenue and
                    Refunding Bonds, Saint
                    Barnabas Medical Center,
                    West Hudson Hospital
                    Obligated Group, MBIA
                    Insured, 4.75% Due
                    7/1/2028

  4.  300,000       The Pollution Control             AAA     5/1/03 @ 102     302,874    5.500   17,100
                    Financing Authority of
                    Salem County, New
                    Jersey, Pollution
                    Control Revenue
                    Refunding Bonds, Public
                    Service Electric and Gas
                    Company Project, MBIA
                    Insured, 5.70% Due
                    5/1/2028

  5.  250,000       South Jersey                      AAA    11/1/09 @ 101     228,245    5.600   12,500
                    Transportation                          SF 11/1/23 @ 100
                    Authority,
                    Transportation System
                    Revenues Bonds, AMBAC
                    Insured, 5.00% Due
                    11/1/2029

  6.  300,000       The Port Authority of             AA-    1/15/07 @ 101     285,645    5.700   16,125
                    New York and New Jersey,                SF 7/15/28 @ 100
                    Consolidated Bonds,
                    5.375% Due 1/15/2032


                                                                              Cost of   Yield on  Annual
                                                               Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings   Provisions     to Trust  Deposit   Income
     Principal               Contracts                 (1)         (2)         (3)(4)     (4)    to Trust
     ---------  ----------------------------------   ------- --------------- ---------- -------- --------
  7. $  300,000      Commonwealth of Puerto             A    7/1/06 @ 101.50 $  289,842  5.650%  $ 16,200
                     Rico, Public Improvement                SF 7/1/18 @ 100
                     Bonds, General
                     Obligation Bonds, 5.40%
                     Due 7/1/2025

     ----------                                                              ----------          --------
     $2,000,000                                                              $1,885,959          $105,675
     ==========                                                              ==========          ========


NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings."

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period February 21, 1999, through August 18, 1999, with the settlement date on August 24, 1999. The Profit to the Sponsor on Deposit totals $49,407 for the National Trust, $22,150 for the California Trust, $2,948 for the Florida Trust and $13,236 for the New Jersey Trust.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders-- Redemption of Units.") Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On August 18, 1999, the aggregate bid price of the Bonds was $6,545,799 for the National Trust, $3,771,868 for the California Trust, $1,861,651 for the Florida Trust, and $1,877,959 for the New Jersey Trust.

PROSPECTUS--Part B:
--------------------------------------------------------------------------------

 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST

The Trusts

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the "Holder") avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust is referred to herein as the "Trust" and together they are referred to as "Trusts." On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (the "Deposited Units"). The Bonds and Deposited Units (if any) are referred to herein collectively as the "Securities." After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. These Units are now being offered hereby. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

  The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust's objectives will be achieved.

Portfolio

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

  . whether the interest on the Bonds selected would be exempt from Federal and/or state income taxes imposed on the Holders;

  . whether the Bonds were rated "A" or better by a major bond rating agency;

  . the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

  . the diversity of the types of Bonds; and

  . the cost of the Bonds relative to what the Sponsor believes is their value.

The Units

  Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed

Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

  An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

  Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income as described below) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will be treated as taxable income, gain or loss. The Code requires the Trust (and therefore the Unitholders) to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations. In addition, the Code provides that the basis of a tax-exempt obligation is increased by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis in a Bond (and a Unitholder's tax basis in its Units) is increased by an accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unitholders. All or a portion of any gain may be taxable as ordinary income.

"When Issued" and "Delayed Delivery" Bonds

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of a Trust containing "delayed delivery" or "when issued" Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

Redemption or Sale Prior to Maturity

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See "Taxes" herein.

Failure of a Contract to Purchase Bonds

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

  . be a tax-exempt bond;

  . have a fixed maturity or disposition date comparable to the Bond it replaces;

  . be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

  . be purchased within twenty days after delivery of notice of the failed contracts; and

  . be rated in a category of A or better by a major rating organization.

  Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on Federal or state aid, and other factors which are beyond the entity's control.

  Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

  Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payments on its own.

  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. Such bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 1998, approximately 90% of Puerto Rico's exports were to the United States mainland, which was also the source of 61% of Puerto Rico's imports. In fiscal 1998, Puerto Rico experienced a $8.5 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1993 was $25.1 billion ($24.5 billion in 1992 prices) and gross product in fiscal 1997 was $32.1 billion ($27.7 billion in 1992 prices). This represents an increase in gross product of 27.7% from fiscal 1993 to 1997 (13.0% in 1992 prices). According to the Labor Department's Household Employment Survey, during fiscal 1998, total employment increased 0.8% over fiscal 1997. The preliminary figures of gross product for fiscal 1998, released in November 1998, was $34.7 billion ($28.5 billion in 1992 prices). This represents an increase of 8.1% (3.1% in 1992 prices) over fiscal 1997. This preliminary growth rate is 0.1% above the original base line forecast for fiscal 1998. The Planning Board's gross product forecast for fiscal 1999, made in February 1998, projected an increase of 2.7% over fiscal 1998. According to the Labor Department's Household Employment Survey, during the first five months of fiscal 1999, total employment decreased 1.2% over the same period for fiscal 1998. Total monthly employment averaged 1,124,800 during the first five months of fiscal 1999, compared to 1,138,400 over the same period in fiscal 1998. The seasonally adjusted unemployment rate for November 1998 was 13.3%.

Year 2000 Issue

  The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to their computer systems. The Sponsor and Trustee are also seeking to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust. The Year 2000 Problem may also adversely affect the issuers of the Bonds contained in the Trust to varying degrees based upon various factors. The Sponsor is unable to predict what affect, if any, the Year 2000 Problem will have on such issuers.

Insurance

  Certain Bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), Ambac Assurance Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. Standard & Poor's has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. The ratings are subject to change at any time at the discretion of the rating agencies.

  The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Taxes" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Unit holders are urged to consult their own tax advisers.

TAXES

  This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions and insurance companies.

The Bonds

  In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular Federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder).
However, interest on the Bonds may be subject to other state and local taxes. The Sponsor and Battle Fowler LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

  In the opinions of bond counsel referred to above, none of the interest received on the Bonds is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular Federal income taxes, although interest on those Bonds received by others would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  The opinions of bond counsel may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

  The Sponsor and Battle Fowler LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Sponsor cannot predict whether additional legislation in respect of the Federal income tax status of interest on state and local obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

  The Internal Revenue Service has expanded, and is continuing to expand its examination program with respect to tax-exempt bonds. The expanded examination program consists of, among other measures, increased enforcement against abusive transactions, broader audit coverage and more comprehensive information reporting on the tax-exempt bond information returns. These developments could affect the Bonds.

  Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and interest on the Bonds that is excludible from Federal gross income when received by the Trusts will be excludible from the Federal gross income of the Unit holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludible from Federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

    Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Unit holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Unit holder's method of accounting and depending on the existence of any original issue discount), and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells its Units.

  The opinion of Battle Fowler LLP as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

Other Tax Issues

  The Trust may contain Bonds issued with original issue discount. The Code requires Unit holders to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis (and the Unit holder's tax basis) in a Bond is increased by any accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

  Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

  The total cost of a Unit to a Unit holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Unit holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

  A Unit holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Unit holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

  Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

  Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for Federal, state and local income tax purposes. That gain will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Unit holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Unit holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

  A Unit holder may acquire its Units, or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of accrued market discount. The administration's fiscal year 2000 budget proposal would require accrual basis taxpayers to accrue market discount income with respect to obligations acquired after the date that the proposal is enacted.

  Long-term capital gains realized by non-corporate Unit holders (with respect to Units and

Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20%, while ordinary income received by non-corporate Unit holders will be taxed at a maximum federal income tax rate of 39.6%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, a Unit holder's taxable income or gain for any year may exceed its actual cash distributions in that year.

  If the Trust purchases any units of a previously issued series, based on the opinion of counsel with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

  Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however none of the Bonds in the Trust is covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

  The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

  Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to minimum tax on excess passive income, including tax-exempt interest.

  If borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

  After the end of each calendar year, the Trustee will furnish to each Unit holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit holder and to the Internal Revenue Service. Unit holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

  The Trustee's, Evaluator's and Sponsor's fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

  The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

  The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

  The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

Other Charges

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

  To the extent lawful, the Trust will also pay expenses associated with updating the Trusts' registration statements and maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts' registration statements will not exceed the costs incurred by the Sponsors.

  The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

  During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                           Percent of                 Percent of
                             Public                   Net Amount                 Dealer
Units Purchased+         Offering Price                Invested                Concession
----------------         --------------               ----------               ----------
      1-99                   4.70%                      4.932%                   $33.00
    100-249                  4.25%                      4.439%                   $32.00
    250-499                  4.00%                      4.167%                   $30.00
    500-999                  3.50%                      3.627%                   $25.00
1,000 or more                3.00%                      3.093%                   $20.00

------------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

  The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder

(including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

  While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

  Holders may exchange their Units of this series for units of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust, which are grantor trusts for U.S. Federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire three units in the Exchange Trust for a total cost of $2,715 ($2,640 for the units and $75 for the sales charge) and would also receive $345 for the fractional Unit.

Reinvestment Programs

  Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program's Sponsor.

Sponsor's and Underwriters' Profits

  The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations.

  In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

  Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

  The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

  The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

  The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

  If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

  The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

Standard & Poor's

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt

------------
+ As described by the rating agencies.

service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody's

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective Federal income tax rates and tax brackets for the 1999 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1999 Tax Year
-------------------------------------------------------------------------------

   Taxable Income Bracket                            Tax Exempt Yield
                               Federal Effective
                                 Tax    Federal
Joint Return   Single Return   Bracket Tax Rate  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                             Taxable Equivalent Yield
------------------------------------------------------------------------------------------
$      0-
  43,050      $      0- 25,750  15.00%   15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
$ 43,051-
 104,050      $ 25,751- 62,450  28.00%   28.00%  5.56   6.25   6.94   7.64    8.33   9.03
$104,051-
 126,600      $ 62,451-126,600  31.00%   31.00%  5.80   6.52   7.25   7.97    8.70   9.42
$126,601-
 158,550      $126,601-130,250  31.00%   31.93%  5.88   6.61   7.35   8.08    8.81   9.55
$158,551-
 283,150      $130,251-283,150  36.00%   37.08%  6.36   7.15   7.95   8.74    9.54  10.33
Over
 $283,150     Over $283,150     39.60%   40.79%  6.76   7.60   8.44   9.29   10.13  10.98
------------------------------------------------------------------------------------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the Federal tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS--Part C:
--------------------------------------------------------------------------------

  Note: Part C of this Prospectus may not be distributed unless accompanied by
                                 Parts A and B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

California Trust

  Risk Factors--The following information is a brief summary of factors affecting the economy of the State of California and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of California issuers; however, it has not been updated. The Trust has not independently verified the information.

  General Economic Conditions. The economy of the State of California (sometimes referred to herein as the "State") is the largest among the 50 states and one of the largest in the world. This diversified economy has major components in agriculture, manufacturing, high technology, trade, entertainment, tourism, construction and services.

  California's January 1, 1999 population is estimated to be over 33.7 million people. As of July 1, 1990 the population of 29,944,000 represented an increase of over 6 million persons, or 26%, during the decade of the 1980s.

  California's population is concentrated in metropolitan areas. As of the April 1, 1990 census, 96% resided in the 23 Metropolitan Statistical Areas in the State. As of July 1, 1997, the five-county Los Angeles area accounted for 49%, with 16.0 million residents. The 10-county San Francisco Bay Area represented 21%, with a population of 6.9 million.

  From 1990-1993, the State suffered through a severe recession, the worst since the 1930s, heavily influenced by large cutbacks in defense/aerospace industries and military base closures and by a major drop in real estate construction. California's economy has been recovering and growing steadily since the start of 1994. The current economic expansion is marked by strong growth in high technology manufacturing and services, including computer software, electronic manufacturing and motion picture/television production; growth is also strong in other business services, both nonresidential and residential construction and local education.

  On May 14, 1999, the Department of Finance projected that the California economy will show strong growth in 1999, but slower in 2000. The economic expansion has been marked by strong growth in high technology business services (including computer software), construction, and tourism related industries. The Asian economic crisis, which began in 1997, has tended to dampen the State's economic growth, particularly in high technology manufacturing. However, stabilizing economic conditions in Asia ongoing strength in NAFTA partners and growth in Europe, combined with ongoing strength in stock markets, have improved the short-term outlook.

  The State: Fiscal Years Prior to 1995-96. The State's budget problems in the early 1990s were caused by a combination of external economic conditions and a structural imbalance in that the largest general fund programs (K-14 education, health, welfare and corrections) were increasing faster than the revenue base, driven by the State's rapid population growth. The pressures are expected to continue as population trends maintain strong demand for health and welfare services, as the school age population continues to grow, and as the State's corrections program responds to a "Three Strikes" law enacted in 1994, which requires mandatory life prison terms for certain third-time felony offenders. In addition, the State's health and welfare programs have been in a transition period as a result of recent federal and state welfare reform initiatives.

  As a result of these factors and others, and especially because a severe recession between 1990-1994 reduced revenues and increased expenditures for social welfare programs, from the late 1980s until 1992-93, the State had a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the State accumulated and sustained a budget deficit in its budget reserve, the Special Fund for Economic Uncertainties ("SFEU") approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each fiscal year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance.

  Despite various remedial actions taken by the State, the effects of the recession led to large, unanticipated deficits in the budget reserve, the SFEU, as compared to projected positive balances. By the 1993-94 Fiscal Year, the accumulated deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year. For several years during the recession, the State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and revenue anticipation warrants were issued in the period from June 1992 to July 1994, often needed to pay previously maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

  1995-96 through 1997-98 Fiscal Years. The State's financial condition improved markedly during the 1995-96, 1996-97 and 1997-98 fiscal years, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years. The State's cash position also improved, and no external deficit borrowing has occurred over the end of these three fiscal years.

  The economy grew strongly during these fiscal years, and as a result, the General Fund took in substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97 and $2.2 billion in 1997-98) than were initially planned when the budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-
97. The accumulated budget deficit from the recession years was finally eliminated. The Department of Finance estimated that the State's budget reserve
(SFEU) totaled $639.8 million as of June 30, 1997 and $1.782 billion at June 30, 1998. As of May 14, 1999, the Department of Finance projected that the SFEU would have a balance of about $1.881 billion as of June 30, 1999 and $985 million as of June 30, 2000.

  On August 18, 1997, the Governor signed the 1997-98 Budget Act, but vetoed about $314 million of specific spending items, primarily in health and welfare and education areas from both the General Fund and Special Funds. The Governor announced that he was prepared to restore about $200 million of education spending upon satisfactory completion of legislation on an education testing program.

  The 1997-98 Budget Act anticipated General Fund revenues and transfers of $52.5 billion (a 6.8% increase over the final 1996-97 amount), and expenditures of $52.8 billion (an 8.0% increase from the 1996-97 levels). On a budgetary basis, the budget reserve (SFEU) was projected to decrease from $408 million at June 30, 1997 to $112 million at June 30, 1998. As of January 9, 1998, the State Director of Finance estimated a reserve of $329 million at June 30, 1998. (The expenditure figure assumed restoration of $200 million in vetoed funding.) The Budget Act also included Special Fund expenditures of $14.4 billion (as against estimated Special Fund revenues of $14.0 billion), and $2.1 billion of expenditures from various Bond Funds. The State implemented its normal annual cash flow borrowing program, issuing $3 billion of notes which matured on June 30, 1998.

  Federal Welfare Reform. Congress passed and the President signed (on August 22, 1996) the Personal Responsibility and Work Opportunity Act of 1996 (the "Law") making a fundamental reform of the current welfare system. Among many provisions, the Law includes: (i) conversion of Aid to Families with Dependent Children from an entitlement program to a block grant titled Temporary Assistance for Needy Families (TANF), with lifetime time limits on TANF recipients, work requirements and other changes; (ii) provisions denying certain federal welfare and public benefits to legal noncitizens, allowing states to elect to deny additional benefits (including TANF) to legal noncitizens, and generally denying almost all benefits to illegal immigrants; and (iii) changes in the Food Stamp program, including reducing maximum benefits and imposing work requirements.

  As part of the 1997-98 Budget Act legislative package, the State Legislature and Governor agreed on a comprehensive reform of the State's public assistance programs to implement the new federal Law. The new basic State welfare program is called California Work Opportunity and Responsibility to Kids Act ("CalWORKs"), which replaces the former Aid to Families with Dependent Children
(AFDC) and Greater Avenues to Independence (GAIN) programs effective January 1, 1998. Consistent with the federal Law, CalWORKs contains new time limits on receipt of welfare aid, both lifetime as well as for any current time on aid. Administration of the new Welfare-to-Work programs have been largely at the county level, and counties are given financial incentives for success in this program.

  The longer-term impact of the new federal Law and CalWORKs cannot be determined until there has been some experience and until an independent evaluation of the CalWORKs program is completed. In the short-term, the implementation of the CalWORKs program has continued the trend of declining welfare caseloads. The CalWORKs caseload trend is projected to be 651,350 in 1998-99 and 598,000 in 1999-00, down from a high of 921,000 cases in 1994-95.

  1999-2000 Fiscal Year. Pursuant to Article IV, Section 13(c) of the Constitution of the State of California, the State Legislature is required to adopt its budget for the upcoming fiscal year (July 1-June 30) by midnight of June 15th, and in the absence of which, the Legislature may not send to the Governor for consideration any bill appropriating funds for expenditure during the fiscal year for which the budget bill is to be enacted, except emergency bills or appropriations for the salaries and expenses of the Legislature. On January 8, 1999, newly-elected Governor Davis released his proposed budget for the 1999-2000 Fiscal Year (the "Proposed Budget"). The Proposed Budget estimated general fund revenues and transfers in 1999-2000 of $60.3 billion, a 7.1% increase from revised 1998-99 figures. The Governor proposed expenditures of $60.5 billion, a 3.8% increase from 1998-99. The Proposed Budget projected a balance in the SFEU of $414.5 million on June 30, 2000. For the first time since 1993, as had been true since the late 1980s, the June 30 deadline for signing the budget into law was met. The budget for Fiscal Year 1999-2000 was passed by the Legislature on June 16, 1999, and the Governor signed it on June 29, 1999 (the "Budget").

  Significant features of the Budget are as follows:

  . Proposition 98 funding for K-12 is expanded to $37.9 billion, an increase of $2.3 billion over 1998-99. Proposition 98 per-pupil spending has increased to $6,025, which is $274 over the 1998-99 level. $444 million of the Proposition 98 funding will support a package of initiatives to significantly improve student academic achievement to be focused in three major areas: textbooks and library materials ($134 million), enhancing professional quality ($50 million) and increasing school accountability ($192 million).

  . Funding for higher education increased. The Budget provides the University of California with $184 million in new funding and the California State University system with $126 million. The Budget also includes additional growth of funding to community college districts, with growth by $324.3 million, an increase of 6.6 percent.

  . The Budget incorporates $425 million, in addition to the $50 million provided in the 1998-99 Budget, to capitalize the California Infrastructure and Economic Development Bank. The Bank will leverage those funds to generate about $1.9 billion in low interest rate loans to local agencies to assist with needed infrastructure to support economic development. Projects are expected to include roadways, sewers, water treatment and delivery systems and utilities.

  . With respect to public safety, among other things the Budget provides
    $38.7 million for various programs that provide treatment for state prison inmates and parolees to assist in their transition back into the community and to reduce recidivism, $30 million for grants to local law enforcement agencies to address one-time equipment needs, and $24 million for planning and acquisition of a new state prison.

  . The Budget contains approximately $157 million for restoration of California's State Parks, including $137 million for deferred maintenance, $10 million for cultural heritage projects and $10 million for natural heritage projects. The Budget also contains $158 million for land acquisitions to preserve open spaces, improve and protect natural habitats and enhance public access to the State's natural resources. $23 million is budgeted to continue and expand the Air Quality Standards Attainment Program, which will also be expanded to begin addressing infrastructure needs such as electric vehicle refueling stations and research and development.

  . With regard to tax relief, the Budget cuts the vehicle license fee an additional 10 percent over the cuts made in the 1999 Budget, resulting in a cumulative 35 percent cut from 1998 base levels. The Budget provides for a permanent exclusion of 50 percent of capital gains on small business stock held over five years, eliminates the first two years of the minimum franchise tax for new corporations and conforms to federal law by increasing the deduction for health insurance for the self-employed.

  . The Budget contains $249.4 million to expand HIV/AIDS education, prevention, care and treatment services, as well as $213.2 million to continue and expand the Healthy

   Families Program to provide health care coverage to approximately 295,000 uninsured children in low-income families. The Budget provides $82 million to expand Medi-Cal eligibility to approximately 250,000 more Californians, and $72 million to increase staffing hours provided per patient per day with respect to Medi-Cal Nursing Home Care.

  . The Budget contains a one-time subvention of $150 million from the General Fund to local agencies to provide Educational Revenue
    Augmentation Fund relief, and an $18 million augmentation for Public Library Foundation Program which allocates funds to local public libraries for basic library services, representing a 46 percent increase over the 1998-99 level of $38.9 million.

  . Capital outlay expenditures are increased by $1.3 billion or 49 percent over 1998-99 and grants to local transportation agencies for local street and highway projects are increased by $599 million (nearly 44 percent).

  . The Budget also contains $128 million to fund workload increases and high priority programmatic improvements such as funding for Year 2000 compliance of court computer systems, negotiated salary increases for trial court employees, 20 new judgeships, increased court perimeter security, judicial officer and staff training and an increase in compensation for trial court interpreters.


  Local Government. The primary units of local government in California are the counties, ranging in population from 1,300 (Alpine) to over 9,000,000 (Los Angeles). Counties are responsible for the provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also about 480 incorporated cities and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of "Proposition 13" in 1978, which reduced and limited the future growth of property taxes and limited the ability of local governments to impose "special taxes" (those devoted to a specific purpose) without two-thirds voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

  The entire statewide welfare system has been changed in response to the change in federal welfare law enacted in 1996 (see "Federal Welfare Reform" above). Under the CalWORKs program, counties are given flexibility to develop their own plans, consistent with State law, to implement Welfare-to-Work and to administer many of its elements and their costs for administrative and support services are capped at 1996-97 levels. Counties are also given financial incentives if, at the individual county level or statewide, the CalWORKs program produces savings associated with specified Welfare-to-Work outcomes; counties may also suffer penalties for failing to meet federal standards. Under CalWORKs, counties will still be required to provide "general assistance" aid to certain persons who cannot obtain welfare from other programs.

  Historically, funding for the State's trial court system was divided between the State and the counties. However, Chapter 850, Statutes of 1997, implements a restructuring of the State's trial court funding system. In 1997-98, funding for the courts, with the exception of costs for facilities, local judicial benefits, and revenue collection, was consolidated at the State level. The county contribution for both their general fund and fine and penalty amounts is capped at the 1994-95 level and becomes part of the Trial Court Trust Fund, which supports all trial court operations. The State assumes responsibility for future growth in trial court funding. This consolidation is intended to streamline the operation of the courts, provide a dedicated revenue source, and relieve fiscal pressure on the counties. Beginning in 1998-99, county general fund contribution for court operations is reduced by $300 million, including $10.7 million to buy out the contribution of the 20 smallest counties, and cities will retain $62 million in fine and penalty revenue previously remitted to the State; the State's general fund backfilled the $362 million revenue loss to the Trial Court Trust Fund. In addition to this general fund backfill, a $50 million augmentation is included in the 1998 Budget Act for the trial courts to fund workload increase and high priority issues such as court security. In 1999-2000, county general fund contributions will be further reduced by an additional $96 million to buy out the next 18 smallest counties and reduce by ten percent the general fund contribution of the remaining 21 counties.

  In the aftermath of Proposition 13, the State provided aid from the General Fund to make up some of the loss of property tax moneys, including taking over the principal responsibility for funding local K-12 schools and community colleges. Under the pressure of the recession in the early 1990's, the Legislature has eliminated the remnants of this post-Proposition 13 aid to entities other than K-14 education districts, although it has also provided additional funding sources (such as sales taxes) and reduced mandates for local services. Many counties continue to be under severe fiscal stress. While such stress has in recent years most often been experienced by smaller, rural counties, larger urban counties, such as Los Angeles, have also been affected. Since then the State has also provided additional funding to counties and cities through such programs as health and welfare realignment, welfare reform, trial court restructuring, the COPs program supporting local public safety departments, and various other measures.

  On November 5, 1996, voters approved Proposition 218, entitled the "Right to Vote on Taxes Act," which incorporates new Articles XIIIC and XIIID into the California Constitution. These new provisions enact limitations on the ability of local government agencies to impose or raise various taxes, fees, charges and assessments without voter approval. Certain "general taxes" imposed after January 1, 1995 must be approved by voters in order to remain in effect. In addition, Article XIIIC clarifies the right of local voters to reduce taxes, fees, assessments or charges through local initiatives. There are a number of ambiguities concerning the Proposition and its impact on local governments and their bonded debt which will require interpretation by the courts or the State Legislature. The State Legislative Analyst estimated that enactment of Proposition 218 would reduce local government revenues statewide by over $100 million a year, and that over time, annual revenue to local government would be reduced by several hundred million dollars. Proposition 218 does not affect the State or its ability to levy or collect taxes.

  On December 24, 1997, a consortium of California counties filed a test claim with the Commission on State Mandates (the "Commission") asking the Commission to determine whether the property tax shift from counties to the Educational Revenue Augmentation Fund, which is a funding source for schools, is a reimbursable state mandated cost. The test claim was heard on October 29, 1998, and the Commission on State Mandates found in favor of the State. In March, 1999, Sonoma County filed suit in the Superior Court to overturn the Commission's decision. The State is contesting this lawsuit. Should the courts find in favor of the counties, the impact to the State General Fund could be as high as $10.0 billion with an annual Proposition 98 General Fund cost of at least $3.6 billion. This cost would grow in accordance with the annual assessed value growth rate.

  Constitutional and Statutory Limitations; Recent Initiatives; Pending Legislation. Article XIIIA of the California Constitution (which resulted from the voter-approved Proposition 13 in 1978) limits the taxing powers of California public agencies. Article XIIIA provides that the maximum ad valorem tax on real property cannot exceed 1% of the "full cash value" of the property and effectively prohibits the levying of any other ad valorem tax on real property for general purposes. However, on May 3, 1986, Proposition 46, an amendment to Article XIIIA, was approved by the voters of the State of California, creating a new exemption under Article XIIIA permitting an increase in ad valorem taxes on real property in excess of 1% for bonded indebtedness approved by two-thirds of the voters voting on the proposed indebtedness. "Full cash value" is defined as "the County Assessor's valuation of real property as shown on the 1975-76 tax bill under "full cash value" or, thereafter, the appraised value of real property when purchased, newly constructed, or a change in ownership has occurred after the 1975 assessment. The "full cash value" is subject to annual adjustment to reflect increases (not to exceed 2%) or decreases in the consumer price index or comparable local data, or to reflect reductions in property value caused by damage, destruction or other factors.

  Article XIIIB of the California Constitution limits the amount of appropriations of the State and of the local governments to the amount of appropriations of the entity for the prior year, adjusted for changes in the cost of living, population and the services that local government has financial responsibility for providing. To the extent that the revenues of the State and/or local government exceed its appropriations, the excess revenues must be rebated to the public either directly or through a tax decrease. Expenditures for voter-approved debt services are not included in the appropriations limit.

  At the November 9, 1988 general election, California voters approved an initiative known as Proposition 98. This initiative amends Article XIIIB to require that (i) the California Legislature establish a prudent state reserve fund in an amount it shall deem reasonable and necessary and (ii) revenues in excess of amounts permitted to be spent and which would otherwise be returned pursuant to Article XIIIB by revision of tax rates or fee schedules be transferred and allocated (up to a maximum of 40%) to the State School Fund and be expended solely for purposes of instructional improvement and accountability. Proposition 98 also amends Article XVI to require that the State of California provide a minimum level of funding for public schools and community colleges. Commencing with the 1988-89 Fiscal Year, money to be applied by the State for the support of school districts and community college districts shall not be less than the greater of: (i) the amount which, as a percentage of the State general fund revenues which may be appropriated pursuant to Article XIIIB, equals the percentage of such State general fund revenues appropriated for school districts and community college districts, respectively, in Fiscal Year 1986-87 or (ii) the amount required to ensure that the total allocations to school districts and community college districts from the State general fund proceeds of taxes appropriated pursuant to Article XIIIB and allocated local proceeds of taxes shall not be less than the total amount from these sources in the prior year, adjusted for increases in enrollment and adjusted for changes in the cost of living pursuant to the provisions of
Article XIIIB. The initiative permits the enactment of legislation, by a two-thirds vote, to suspend the minimum funding requirements for one year. As a result of Proposition 98, funds that the State might otherwise make available to its political subdivisions may be allocated instead to satisfy such minimum funding level.

  During the recession in the early 1990's, general fund revenues for several years were less than originally projected, so that the original Proposition 98 appropriations turned out to be higher than the minimum percentage provided in the law. The Legislature responded to these developments by designating the "extra" Proposition 98 payments in one year as a "loan" from future years' Proposition 98 entitlements and also intended that the "extra" payments would not be included in the Proposition 98 "base" for calculating future years' entitlement. By implementing these actions, per-pupil funding from Proposition 98 sources stayed almost constant at approximately $4,220 from Fiscal Year 1991-92 to Fiscal Year 1993-94.

  In 1992, a lawsuit was filed, called California Teachers' Association v. Gould, which challenged the validity of these off-budget loans. The settlement of this case, finalized in July 1996, provides, among other things, that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State's share of the repayment will be reflected as an appropriation above the current Proposition 98 base calculation. The schools' share of the repayment will count as appropriations that count toward satisfying the Proposition 98 guarantee, or from "below" the current base. Repayments are spread over the eight-year period of 1994-95 through 2001-02 to mitigate any adverse fiscal impact.

  Substantially increased general fund revenues, above initial budget projections, in the 1994-95 through 1998-99 Fiscal Years have resulted or will result in retroactive increases in Proposition 98 appropriations from subsequent fiscal years' budgets. Furthermore, since General Fund revenue growth is expected to continue in 1999-00, there are also new initiatives proposed to increase school safety, provide additional textbooks to schools, fund deferred maintenance projects, and expand after school programs and pre-school.

  On November 8, 1994, the voters approved Proposition 187, an initiative statute ("Proposition 187"). Proposition 187 specifically prohibits funding by the State of social services, health care services and public school education for the benefit of any person not verified as either a United States citizen or a person legally admitted to the United States. Among the provisions in Proposition 187 pertaining to public school education, the measure requires, commencing January 1, 1995, that every school district in the State verify the legal status of every child enrolling in the district for the first time. By January 1, 1996, each school district was to have verified the legal status of children already enrolled in the district and of all parents or guardians of all students. If the district "reasonably suspects" that a student, parent or guardian is not legally in the United States, that district must report the student to the United States Immigration and Naturalization Service and certain other parties. The measure also prohibits a school district from providing education to a student it does not verify as either a United States citizen or a person legally admitted to the United States. The State Legislative Analyst estimates that verification costs could be in the tens of millions of dollars on a statewide level (including verification costs incurred by other local governments), with first-year costs potentially in excess of $100 million.

  The reporting requirements may violate the Family Educational Rights and Privacy Act ("FERPA"), which generally prohibits schools that receive Federal funds from disclosing information in student records without parental consent. Compliance with FERPA is a condition of receiving Federal education funds, which total $2.3 billion annually to California school districts. The Secretary of the United States Department of Education has indicated that the reporting requirements in Proposition 187 could jeopardize the ability of school districts to receive these funds.

  Opponents of Proposition 187 filed at least eight lawsuits (which were subsequently consolidated) challenging the constitutionality and validity of the measure. On March 18, 1998, a United States District Court judge entered a final judgment in the case, holding key portions of the measure unconstitutional and permanently enjoining the State from implementing those sections which would have required law enforcement, teachers and social services and health care workers to verify a person's immigration status and subsequently report illegal immigrants to authorities and deny them social services, health care and education benefits. An appeal was filed by the former California State Attorney General in the U.S. Court of Appeals in the 9th Circuit. Governor Gray Davis subsequently asked the United States Ninth Circuit Court of Appeal to serve as mediator on the issue. On April 26, 1999, the Ninth Circuit Court of Appeal granted Governor Davis' request for mediation of the controversy. In response, David E. Lombardi, Chief Mediator for Ninth Circuit Mediation Office ordered a stay until June 18, 1999 of all appellate proceedings in connection with six cases now before the Court of Appeal involving Proposition 187 challenges. On June 1, 1999, the Howard Jarvis Taxpayers' Association sued Governor Davis in the California Supreme Court challenging Governor Davis' right to submit Proposition 187 to mediation, which the plaintiff claims undermines the public's right of initiative. On June 30, 1999, the California Supreme Court declined to hear the case. Since that time, Governor Davis had the State's appeal withdrawn, letting stand the District Court rulings.

  Pending Litigation. The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. Some of the more significant lawsuits pending against the State are described herein.

  In January of 1997, California experienced major flooding in six different areas. A substantial number of plaintiffs have joined the suit against the State, local agencies, and private companies and contractors seeking compensation for the damages they suffered as a result of the 1997 flooding. Property damages have been estimated up to $2 billion. The State is vigorously defending the action.

  In Capitola Land v. Anderson and other related state and federal cases, plaintiffs sought payments from the State under the AFDC-Foster Care program. Judgment was rendered against the State in Capitola, which the State appealed and lost. The State then filed a state plan amendment with the federal Department of Health and Human Services to enable the State to comply with the Capitola ruling and receive federal funding. The DHHS denied the state plan amendment, and the State has filed suit against DHHS. The Legislature also enacted a statute which required federal funding in order to comply with the Capitola judgment. The State then refused to implement the Capitola judgment based on the new statute. Certain plaintiffs moved for an order of contempt against the State, which was granted by the trial court, but was stayed and annulled by the Court of Appeal. The plaintiffs are petitioning the California Supreme Court for review. If, as a result of this litigation, compliance with the Capitola judgment is required and the judgment is applied retroactively, liability to the State could exceed $200 million.

  The State is involved in a lawsuit, Thomas Hayes v. Commission on State Mandates, related to state-mandated costs. The action involves an appeal by the Director of Finance from a 1984 decision by the State Board of Control (now succeeded by the Commission on State Mandates). The Board of Control decided in favor of local school districts' claims for reimbursement for special education programs for handicapped students. The case was then brought to the trial court by the State and later remanded to the Commission for redetermination. The Commission on State Mandates expanded the claim to include supplemental claims filed by seven other educational institutions. In December 1998, the Commission issued a decision determining that a portion, but not all, of the claims constituted state mandated local costs. The Commission is now developing parameters and guidelines for claims for reimbursement. The Department of Finance has not yet determined whether to seek judicial review of the Commission's decision.

  The State is involved in a lawsuit related to contamination at the Stringfellow toxic waste site. In United States, People of the State of California v. J.B. Stringfellow, Jr., et al., the State is seeking recovery for post costs of cleanup of the site, a declaration that the defendants are jointly and severally liable for future costs, and an injunction ordering completion of the cleanup. However, the defendants have filed a counterclaim against the State for alleged negligent acts. Because the State is the present owner of the site, the State may be found liable. Present estimates of the cleanup range from $400 million to $600 million.

  The State is a defendant in a coordinated action involving 3,000 plaintiffs seeking recovery for damages caused by the Yuba River flood of

February 1986. The appellate court affirmed the trial court finding of liability in inverse condemnation and awarded damages of $500,000 to 12 sample plaintiffs. Potential liability to the remaining 300 plaintiffs, from claims filed, ranges from $800 million to $1.5 billion. An appeal has been filed.

  On June 24, 1998, plaintiffs in Howard Jarvis Taxpayers Association et al. v. Kathleen Connell filed a complaint for certain declaratory and injunctive relief challenging the authority of the State Controller to make payments from the State Treasury in the absence of a state budget. On July 21, 1998, the trial court issued a preliminary injunction prohibiting the State Controller from paying moneys from the State Treasury for fiscal year 1998-99, with certain limited exceptions, in the absence of a state budget. The preliminary injunction, among other things, prohibited the State Controller from making any payments pursuant to any continuing appropriation.

  On July 22 and 27, 1998, various employee unions which had intervened in the case appealed the trial court's preliminary injunction and asked the Court of Appeal to stay the preliminary injunction. On July 28, 1998, the Court of Appeal granted the unions' requests and stayed the preliminary injunction pending the Court of Appeal's decision on the merits of the appeal. On August 5, 1998, the Court of Appeal denied the plaintiffs' request to reconsider the stay. Also on July 22, 1998, the State Controller asked the California Supreme Court to immediately stay the trial court's preliminary injunction and to overrule the order granting the preliminary injunction on the merits. On July 29, 1998, the Supreme Court transferred the State Controller's request to the Court of Appeal. The matters are now pending before the Court of Appeal.

California Taxes--

  In the opinion of Messrs. Brown & Wood LLP, special California counsel on California tax matters, under existing law:

    The California Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the California Trust that is exempt from personal income taxes imposed by or under the authority of the State of California will be treated for California income tax purposes in the same manner as if received directly by the Unit Holders.

    Each Unit Holder of the California Trust will recognize gain or loss when the California Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Unit Holder's sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be calculated pursuant to the Code, certain provisions of which are incorporated by reference under California law.

Florida Trust

  Risk Factors --

  Population. In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 1997, ranks fourth with an estimated population of 14.7 million.

  . From 1987 through 1996, about 224,240 more new residents have moved into Florida than have moved out, with a low in 1992 of 138,000.

  . In 1996, about 255,000 more new residents moved into Florida than moved out.

  . The U.S.average population increase since 1984 is about 1% annually, while Florida's average increase is about 1.8% annually.

  . Florida continues to be one of the fastest growing of the largest states.

  Florida's strong population growth is one reason Florida's economy is performing better than the U.S. as a whole. In addition to attracting senior citizens to Florida as a place for retirement, Florida is also recognized as attracting a significant number of individuals of working age (18-64).

  . Since 1987, Florida's prime working age population (18-44) has grown at an average annual rate of more than 2.0%.

  . About 60% of Florida's total population is at the working age (18-64).
    This share is not expected to change appreciably into the twenty-first century.

Income. According to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference, personal income in Florida has been growing strongly the last several years and has generally performed better than the U.S. as a whole and the southeast U.S. in particular. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's, its economy has diversified providing a broader economic base.

  . Florida's real income per person has tracked closely with the U.S.
    average and has tracked above the southeast.

  . From 1992 to 1997, Florida's total personal income grew by 36.6% and income per person increased approximately 25.9%. For the U.S. during that same time, total income increased by 30.2% and total income per person increased 24.1%.

  Florida has a proportionately greater retirement age population than other states. As a result, property, income (dividends, interest, and rent), and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income to persons residing in Florida. Transfer payments (Social Security and pension benefits, among other sources of income) are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income. Transfer payments (Social Security and pension benefits, and other sources of income), therefore, act as a stabilizing force in weak economic periods.

  The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida's personal income is systematically underestimated. Contributions by employers to employees' pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

  .  Florida's personal income per person in 1997 was $24,795.

  . The U.S. average personal income per person was slightly higher at $25,298.

  . Personal income per person in the southeast United States was significantly lower at $22,776.

  . Total Florida real personal income is forecasted to increase 4.9% in the fiscal year ending June 30, 1999, and 3.5% in the fiscal year ending June 30, 2000.

  . Florida real personal income per person is projected to increase 3.1% in the fiscal year ending June 30, 1999, and 1.8% in the fiscal year ending June 30, 2000.

  . The Florida economy appears to be growing in line with, but stronger than, the U.S. economy and is expected to experience steady if unspectacular growth over the next couple years.

Employment.

  . Since 1991, Florida's population has increased an estimated 11.5%, while the number of employed persons in Florida increased 13.3%.

  . In the same period, Florida's total non-farm employment has growth approximately 21.2%.

  . Since 1991, Florida has created more than twice as many non-farm jobs than have been created throughout the U.S.

  . International trade has contributed to Florida's rapid rate of growth in jobs and income.

  . Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services. This has also contributed to Florida's strong economic performance.

  Presently, services constitute 34.9% and trade 25.6% of Florida's total non-farm jobs. A greater percent of the jobs in the southeast and the U.S. are manufacturing jobs. Manufacturing jobs tend to pay higher wages. But service jobs tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical.

  . Florida's unemployment rate throughout the 1980's was about the same or lower than that for the U.S.

  . In the 1990's Florida's unemployment rate was higher, until 1995.

  . In 1995, Florida's unemployment rate again tracked below that of the U.S.

  . Florida's unemployment rate was 4.8% during 1997.

  . The U.S. unemployment rate was 4.9% during 1997.

  . As of October 1997, it is estimated that Florida's unemployment rate will be 4.5% in the fiscal year ending June 30, 1999, and 4.7% in the fiscal year ending June 30, 2000.

  Florida's economy is expected to grow at a moderate rate along with the U.S., but is expected to out perform the U.S. as a whole.

  . Total non-farm employment in Florida is expected to increase 3.4% for the fiscal year ending June 30, 1999 and 2.9% for the fiscal year ending June 30, 2000. Trade and services, the two largest employment sectors, account for more than half of the total non-farm employment in Florida.

  . Employment in the service sectors should experience an increase of 5.5% for the fiscal year ending June 30, 1999, while growing 4.4% for the fiscal year ending June 30, 2000. Trade is expected to expand 2.8% for the fiscal year ending June 30, 1999, and 2.8% for the fiscal year ending June 30, 2000.

  . The service sector is now Florida's largest employment category.

Construction. In the past, Florida's economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to decline as a result of continued diversification of Florida's economy. For example, in 1980, total contract construction employment as a share of total non-farm employment was about 7.5%, and in 1997, the share had edged downward to 5.7%. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for about 9.2% of all the housing starts in the U.S. in 1997. Florida's housing starts in 1997 were 132,813.

  A driving force behind Florida's construction industry has been Florida's rapid rate of population growth. Although Florida currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into Florida is expected to average 257,000 a year throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida in the next few years. However, other factors do influence the level of construction in Florida. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deductions for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes and buildings also contribute to the level of construction in Florida.

  . Single and multi-family housing starts in Florida for the fiscal year ending June 30, 1999, are projected to reach a combined level of 144,000, decreasing slightly to 143,000 for the fiscal year ending June 30, 2000.

  . Total construction expenditures in Florida are forecasted to increase
    8.6% for the fiscal year ending June 30, 1999, and increase 2.5% for the fiscal year ending June 30, 2000.

Tourism. Tourism is one of Florida's most important industries. Approximately 47 million tourists visited Florida in 1997. Tourists in Florida in 1996 represented an estimated 4.8 million additional residents for purposes of determining Florida tax revenues. Florida's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Visitors to Florida tend to arrive slightly more by air than by auto.

  . Tourist arrivals to Florida are forecasted to increase by 2.0% for the fiscal year ending June 30, 1999, and 1.7% for the fiscal year ending June 30, 2000.

  . Tourist arrivals to Florida by air are expected to increase by 4.1% for the fiscal year ending June 30, 1999, and increase by 3.9% for the fiscal year ending June 30, 2000.

  . Tourist arrivals by car are expected to increase by 0.6% for the fiscal year ending June 30, 1999, and decrease 1.0% for the fiscal year ending June 30, 2000.

  By June 30, 1999, 49.7 million domestic and international tourists are expected to have visited Florida. For the fiscal year ending June 30, 2000, about 50.6 million tourists are expected to visit Florida.

  Revenues and Expenses. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 1999, total $19,463.7 million, a 5.1% increase over the fiscal year ending June 30, 1998. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to Florida, $17,692.4 million of that is Estimated Revenues and represents an increase of 4.4% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $18,185.0 million, including $100.9 million transferred to the Budget Stabilization Fund, unencumbered reserves at the fiscal year ending June 30, 1999, are estimated at $1,379.6 million. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2000, total $19,923.7 million, a 2.4% increase over the fiscal year ending June 30, 1999. The $18,386.1 million in Estimated Resources represents an increase of 3.9% over the previous year's Estimated Revenues.

General Revenues and Expenses

  For the fiscal year ended June 30, 1997, approximately 67% of Florida's total direct revenue to its three operating funds were derived from Florida taxes and fees, with Federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 1997, were made up of the following taxes:

  .  Sales and use tax--68%

  .  Corporate income tax--8%

  .  Intangible personal property tax--4%

  .  Beverage tax--3%

  .  Estate tax--3%

  During the same fiscal year ended June 30, 1997, the large majority of expenditures from Florida's General Revenue Fund were as follows:

  .  Education--53%

  .  Health and welfare--26%

  .  Public Safety--14%

Florida Sales and Use Tax

  Florida's sales and use tax (6%) currently accounts for Florida's single largest source of tax receipts. Slightly less than 10% of Florida's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities in such counties. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are used for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. The indigent health care tax alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%.

  . For the fiscal year ended June 30, 1997, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $12,089 million, an increase of 5.5% over the fiscal year ended June 30, 1996, collections.

Alcoholic Beverage Tax

  Florida imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida's major tax sources. Ninety-eight percent of the revenues collected from this tax are deposited into Florida's General Revenue Fund.

  . Alcoholic beverage tax totaled $447.2 million for the fiscal year ended
    June 30, 1997.

Corporate Income Tax

  Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

  . For the fiscal year ended June 30, 1997, corporate income tax totaled
    $1,362.3 million, an increase of 17.2% from the fiscal year ended June 30, 1996.

Documentary Stamp Tax

  Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificate of indebtedness, promissory notes, wage assignments, and retail charge accounts. For the fiscal year ended June 30, 1997, 62.63% of these taxes were deposited to the General Revenue Fund.

  Documentary stamp tax collections totaled $844.2 million for the fiscal year ended June 30, 1997, an 8.9% increase from the fiscal year ended June 30, 1996.

Gross Receipts Tax

  Florida imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts tax collections are credited to Florida's Public Education Capital Outlay and Debt Service Trust Fund to be used for education and capital improvements.

  . For the fiscal year ended June 30, 1997, the gross receipts tax totaled $575.7 million, an increase of 6.0% over the fiscal year ended June 30, 1996.

Intangible Personal Property Tax

  Florida imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils (a mil is $1.00 of tax per $1,000.00 of property value). Florida also imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. Of the net taxes collected by Florida, 66.5% are distributed to the General Revenue Fund.

  . For the fiscal year ended June 30, 1997, total intangible personal property tax collections were $952.4 million, a 6.3% increase from the fiscal year ended June 30, 1996.

Estate Tax

  Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. All receipts of the estate tax are credited to the General Revenue Fund.

  . For the fiscal year that ended June 30, 1997, receipts from this source were $546.9 million, an increase of 30% over the fiscal year ended June 30, 1996.

Lottery

  Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for costs of administering the lottery.

  . Lottery ticket sales for the fiscal year ended June 30, 1997 totaled $2.09 billion, providing education with approximately $792.3 million.

  Debt-Balanced Budget Requirement. At the end of the fiscal year ended June 30, 1997, Florida had outstanding about $7,892.1 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $1,645.4 million in principal amount of full faith and credit bonds.

  Florida's Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

  Litigation: Deficit Fund Equity. Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position. A brief summary of these matters follow.

Litigation

Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.

    The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The trial has not been scheduled. If Florida is unsuccessful in its action, the potential cost to Florida could be $70 million.

Deficit Fund Equity

    The Florida Casualty Insurance Risk Management Trust Fund has deficit retained earnings of approximately $567 million. These represent long term liabilities of Florida as a whole. These liabilities include claims pertaining to state employee Workers' Compensation, federal civil rights, and general and automotive liability.

  Florida maintains a bond rating of Aa, AA, and AA from Moody's Investors Service, Standard & Poors Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayments While theses ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

  The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no to believe that the information is not correct in all material respects.

Florida Taxes --

    In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

    The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Non-Corporate Unit holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Unit holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Unit holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than "non-business income" as defined by Chapter 220.

    Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.


New Jersey Trust

  Risk Factors--Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

  The State's 2000 Fiscal Year budget will become law on June 30, 1999.

  Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6 percent during the first quarter of 1989 to a recessionary peak of 8.4% during 1992. Since then, the unemployment rate fell to an average of 6.2% in 1996 and 5.5% for the six month period from January 1997 through June 1997.

  For the recovery period as a whole, May 1992 to June 1997, service-producing employment in New Jersey has expanded by 283,500 jobs. Hiring has been reported by food stores, wholesale distributors, trucking and warehousing firms, security and commodity brokers, business and engineering/management service firms, hotels/hotel-casinos, social service agencies and health care providers other than hospitals. Employment growth was particularly strong in business services and its personnel supply component with increases of 17,300 and 7,500, respectively, in the 12-month period ending June 1997. After economic growth of 5.5% in the first quarter of 1998, inflation adjusted gross domestic product slowed to 1.4% in the second quarter.

  Unemployment in the State through June 1997 has been receding. According to the U.S. Bureau of Labor Statistics, the jobless rate dropped from 6.8% in 1994 to 6.4% in 1995 and to 6.2% in 1996. Subsequently, it has dropped to 5.5% for the first six months of 1997.

  The insured unemployment rate, i.e., the number of individuals claiming benefits as a percentage of the number of workers covered by unemployment insurance, declined from 3.9% during calendar years 1991 and 1992 to 3.3% during 1993 and then averaged 3.2% throughout 1994, 1995 and 1996. As of July 1, 1997, the State's unemployment insurance trust fund balance stood at $2.2 billion.

  Economic recovery is likely to be slow and uneven in New Jersey. Some sectors, like commercial and industrial construction, will undoubtedly lag because of continued excess capacity. Also, employers in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a correspondingly slow pace.

  Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

  In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.

  One of the major reasons for cautious optimism is found in the construction industry. Total construction contracts awarded in New Jersey have turned around, rising by 41.0% when comparing the first five months of 1996 and 1997. Residential construction awards increased by 17.1% in the first five months of 1997 compared with 1994. In addition, non-residential building construction awards have turned around, posting a 2.3% gain from 1994. Non-building construction awards increased approximately 12% in the first two months of 1995 compared with the same period in 1994.

  Total new vehicle registrations (new passenger cars and light trucks and vans) rose in 1994 by 5.8%, declined by 4.4% in 1995, then rose 2.6% in 1996. Through May 1997 however, total new vehicle registrations rose by 2.8% compared to the same time period in 1996.

  Looking further ahead, prospects for New Jersey are favorable. While growth is likely to be slower than in the nation, the locational advantages that have served New Jersey well for many years will still be there. Structural changes that have been going on for years can be expected to continue, with job creation concentrated most heavily in the service industries.

  State Aid to Local Governments is the largest portion of Fiscal Year 2000 recommendations. In fiscal year 2000, $7,620.9 million of the State's recommendations consist of funds which are distributed to municipalities, counties and school districts. The largest recommended State Aid appropriation, in the amount of $6,030.3 million, is provided for local elementary and secondary education programs. Of this amount $2,845.1 is for core curriculum standards, $312.6 million is for early childhood aid, $293.2 million is Abbott
v. Burke Parity Remedy aid, $265.3 million is for pupil transportation aid and $682.1 million is for special education. Also, $80.5 million provides nonpublic school aid and $127.7 million pays debt service on school bonds. There is a state aid recommended appropriation in the amount of $50.0 million for facilities improvements, to be funded from a portion of the cigarette tax increase. Other significant amounts are $136.1 million for supplemental core curriculum standards aid and $190.4 million for demonstrably effective program aid. In addition, $700.5 million is recommended on behalf of school districts as the employers share of the social security and teachers' pensions and benefits programs.

  As a result of the decision on May 21, 1998 of the New Jersey Supreme Court in Abbott v. Burke the State may be required to undertake certain additional instructional and support programs for children in the "Abbott" school districts. However, the State believes that the decision will not have a significant impact of the Fiscal Year 1999 Appropriations Act to be enacted.

  Recommended appropriations to the State Department of Community Affairs ("DCA") total $859.9 million in State Aid monies for Fiscal Year 2000. The Consolidated Municipal Property Tax Relief Act is recommended in the amount of $767.9 million. In addition there is $16.7 million for housing programs, $33.0 million for block grant programs, $20 million for discretionary aid and $12.0 million as special assistance to the City of Camden and $10.0 million for the Regional Efficiency Development Incentive Grant Program. Recommended appropriations to the State Department of the Treasury total $257.9 million in State Aid monies for Fiscal Year 2000. The principal programs funded by these recommended appropriations are aid to county colleges ($174.3 million); the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($34 million); and the State contributions to the Consolidated Police and Firemen's Pension Fund ($11.3 million).

  Other recommended appropriations of State Aid in Fiscal 2000 include welfare programs ($303.2 million); aid to county mental hospitals ($80.3 million); $19.5 million for early childhood intervention health programs; and $14.1 million for Library Services.

  The second largest portion of recommended appropriations in Fiscal Year 2000 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for provision of services on behalf of the State. The amount recommended in Fiscal Year 2000 for grants-in-aid is $5,391.0 million.

  $2,190.5 million is recommended for programs administered by the State Department of Human Services. Of that amount, $1,384.3 million is for medical services provided under the Medicaid program, $241.8 million is for community programs for the developmentally disabled, $207.0 million is for community programs for the mentally ill; $203.1 million is for grant programs administered by the Division of Youth and Family Services, and $146.5 million is for welfare reform and homeless services.

  The State Department of Health and Senior Services is recommended $1,103.7 million. Of that amount, $612.5 million is for medical services provided under the Medicaid program, $232.5 million is for pharmaceutical assistance to the aged and disabled, $99.7 million is for hospital charity care and KidCare, $70.8 million is for the Lifeline Program; $36.3 million is for addiction and AIDS Services, and $10.3 million is for the proposed Elder Care Program.

  $98.0 million is recommended for the State Department of Law and Public Safety and the Department of Corrections.

  $204.1 million is recommended for the State Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and subsidies for railroads and bus companies.

  $188.1 million is recommended for the State Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

  $54.9 million is recommended to the Department of Labor for the administration of programs for workers compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.

  The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

New Jersey Taxes--

  In the opinion of Messrs. Shanley & Fisher, P.C., special New Jersey counsel on New Jersey tax matters, under existing law:

    The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

    The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

    Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1999 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 1999 tax year would need a taxable investment yielding 9.06% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                              STATE OF CALIFORNIA
1999 Tax Year

                    Approx. Combined          TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
Income Bracket          Tax Rate
                                          TAXABLE EQUIVALENT YIELD
                                                JOINT RETURN
$      0 -  10,032       15.85%      4.75% 5.35%  5.94%   6.54%  7.13%  7.72%
$ 10,033 -  23,776       16.70       4.80  5.40   6.00    6.60   7.20   7.80
$ 23,777 -  37,522       18.40       4.90  5.51   6.13    6.74   7.35   7.97
$ 37,523 -  42,350       20.10       5.01  5.63   6.26    6.88   7.51   8.14
$ 42,351 -  52,090       32.32       5.91  6.65   7.39    8.13   8.87   9.60
$ 52,091 -  65,832       33.76       6.04  6.79   7.55    8.30   9.06   9.81
$ 65,833 - 104,050       34.70       6.13  6.89   7.66    8.42   9.19   9.95
$104,051 - 126,600       37.42       6.39  7.19   7.99    8.79   9.59  10.39
$126,601 - 158,550       38.26       6.48  7.29   8.10    8.91   9.72  10.53
$158,551 - 283,150       42.93       7.01  7.89   8.76    9.64  10.51  11.39
Over $283,150            46.29       7.45  8.38   9.31   10.24  11.17  12.10
                                               SINGLE RETURN
$      0 -   5,016       15.85%      4.75% 5.35%  5.94%   6.54%  7.13%  7.72%
$  5,017 -  11,888       16.70       4.80  5.40   6.00    6.60   7.20   7.80
$ 11,889 -  18,761       18.40       4.90  5.51   6.13    6.74   7.35   7.97
$ 18,762 -  25,750       20.10       5.01  5.63   6.26    6.88   7.51   8.14
$ 25,751 -  26,045       32.32       5.91  6.65   7.39    8.13   8.87   9.60
$ 26,046 -  32,916       33.76       6.04  6.79   7.55    8.30   9.06   9.81
$ 32,917 -  62,450       34.70       6.13  6.89   7.66    8.42   9.19   9.95
$ 62,451 - 126,600       37.42       6.39  7.19   7.99    8.79   9.59  10.39
$126,601 - 130,250       38.26       6.48  7.29   8.10    8.91   9.72  10.53
$130,251 - 283,150       42.93       7.01  7.89   8.76    9.64  10.51  11.39
Over $283,150            46.29       7.45  8.38   9.31   10.24  11.17  12.10

--------
Note: This table reflects the following:
  1 The above tax rates represent 1999 Federal income tax rates and 1998
    California income tax rates. California has not yet published its 1999 personal income tax rates.
  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of this phase out is not reflected in the above table.
  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.
  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  5 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF FLORIDA
1999 Tax Year

                                                                         TAX EXEMPT YIELD
       Taxable Income Bracket                                     4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
   Joint Return       Single Return    Effective Federal Tax Rate    TAXABLE EQUIVALENT YIELD
$      0 -  43,050  $      0 -  25,750           15.00%           4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
$ 43,051 - 104,050  $ 25,751 -  62,450           28.00            5.56  6.25  6.94  7.64   8.33   9.03
$104,051 - 126,600  $ 62,451 - 126,600           31.00            5.80  6.52  7.25  7.97   8.70   9.42
$126,601 - 158,550  $126,601 - 130,250           31.93            5.88  6.61  7.35  8.08   8.81   9.55
$158,551 - 283,150  $130,251 - 283,150           37.08            6.36  7.15  7.95  8.74   9.54  10.33
OVER $283,150       OVER $283,150                40.79            6.76  7.60  8.44  9.29  10.13  10.98

--------
Note: This table reflects the following:
  1 Taxable income equals adjusted gross income ("AGI") less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.
  5 The State of Florida does not impose a state personal income tax.

                              STATE OF NEW JERSEY
1999 Tax Year

                    Approx. Combined          TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
Income Bracket          Tax Rate
                                          TAXABLE EQUIVALENT YIELD
                                                JOINT RETURN
$      0 -  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
$ 20,001 -  43,050       16.49       4.79  5.39   5.99   6.59    7.18   7.78
$ 43,051 -  50,000       29.26       5.65  6.36   7.07   7.77    8.48   9.19
$ 50,001 -  70,000       29.76       5.70  6.41   7.12   7.83    8.54   9.25
$ 70,001 -  80,000       30.52       5.76  6.48   7.20   7.92    8.64   9.36
$ 80,001 - 104,050       31.98       5.88  6.62   7.35   8.09    8.82   9.56
$104,051 - 126,600       34.82       6.14  6.90   7.67   8.44    9.20   9.97
$126,601 - 150,000       35.69       6.22  7.00   7.78   8.55    9.33  10.11
$150,001 - 158,550       36.27       6.28  7.06   7.85   8.63    9.41  10.20
$158,551 - 283,150       41.09       6.79  7.64   8.49   9.34   10.18  11.03
Over $283,150            44.56       7.21  8.12   9.02   9.92   10.82  11.72
                                               SINGLE RETURN
$      0 -  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
$ 20,001 -  25,750       16.49       4.79  5.39   5.99   6.59    7.18   7.78
$ 25,751 -  35,000       29.26       5.65  6.36   7.07   7.77    8.48   9.19
$ 35,001 -  40,000       30.52       5.76  6.48   7.20   7.92    8.64   9.36
$ 40,001 -  62,450       31.78       5.86  6.60   7.33   8.06    8.80   9.53
$ 62,451 -  75,000       34.62       6.12  6.88   7.65   8.41    9.18   9.94
$ 75,001 - 126,600       35.40       6.19  6.97   7.74   8.51    9.29  10.06
$126,601 - 130,250       36.27       6.28  7.06   7.85   8.63    9.41  10.20
$130,251 - 283,150       41.09       6.79  7.64   8.49   9.34   10.18  11.03
Over $283,150            44.56       7.21  8.12   9.02   9.92   10.82  11.72

--------
Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of this phase out is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                         TAX EXEMPT SECURITIES TRUST
  ----------------------------------------------------------------

                   15,000 Units   Dated August 19, 1999

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file nos. 333-80731, 333-80733, 333-74121 and 333-77683) and the Investment Company
Act of 1940 (file no. 811-2560), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:
  . calling: 1-800-SEC-0330
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                   Index                              Sponsor:


                                                      Salomon Smith Barney
                                                      Inc.
     Investment Summary                    A-2        388 Greenwich Street
     Summary of Essential Information      A-8        23rd Floor
     Portfolio Summary as of Date of                  New York, New York 10013
      Deposit                             A-11        (212) 816-4000
     Independent Auditors' Report         A-14
     Statements of Financial Condition    A-15
     Portfolio                            A-17
     Notes to Portfolios of Securities    A-26
     Tax Exempt Securities Trust           B-1
     Risk Factors                          B-2
     Taxes                                 B-9
     Expenses and Charges                 B-13
     Public Offering                      B-14
     Rights of Holders                    B-17
     Sponsor                              B-21
     Trustee                              B-22
     Evaluator                            B-22
     Amendment and Termination of the
      Trust Agreement                     B-23
     Miscellaneous                        B-23
     Bond Ratings                         B-24
     Federal Tax Free vs. Taxable Income  B-27
     The State Trusts                      C-1
     Tax Free vs. Taxable Income          C-20

                                                      Trustee:

                                                      The Chase Manhattan Bank
                                                      4 New York Plaza
                                                      New York, New York 10004
                                                      (800) 354-6565

--------------------------------------------------------------------------------

                                SALOMON SMITH BARNEY
                         ---------------------------
                         A member of citigroup[LOGO]

--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                             IDENTIFICATION NO.
                                                               --------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1993:

     Salomon Smith Barney Inc.                                     2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

     Salomon Smith Barney Inc.                                      8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

     Salomon Smith Barney Inc.                          33-65332, 33-36037

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

     Salomon Smith Barney Inc.                                  13-1912900
     The Chase Manhattan Bank                                   13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special California counsel.
 3.3   --Opinion of special Florida counsel.
 3.4   --Opinion of special New Jersey counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, National Trust 236 California Trust 170, Florida Trust 87 and New Jersey Trust 139, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 19th day of August, 1999.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
--------
  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.